Exhibit 2

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 8 September 2017 it purchased for treasury 350,000 of its ordinary shares at an average price of 1382.5010 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	350,000

Date of transaction:	8 September 2017

Time of transaction:	08:05 – 16:30

Price (pence):	1382.5010

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 63,554,826 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,268,852,191 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204